Exhibit 99.1
Notice of Meeting
Annual General Meeting
The Hague and London
May 16, 2006

This document is important and requires your immediate attention.
If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial advisor authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your ordinary shares in Royal Dutch Shell plc, please give this letter and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

Contents

Chairman’s Letter	Page 2

Notice of Meeting and Resolutions	Page 3

Explanatory Notes on Resolutions	Page 5

Shareholder Notes	Page 11

Attendance

The Hague, The Netherlands	Page 14

London, United Kingdom	Page 15

ATTENDANCE — THE HAGUE AND LONDON
The 2006 Annual General Meeting will be held on Tuesday, May 16, 2006 in The Hague, The Netherlands, with an audio-visual link to a satellite meeting place in London, UK. The meeting will start at 11.00 am (Dutch time), 10.00 am (UK time).
While the Directors will be located in The Hague, shareholders located in London will be able to participate fully in the meeting via an audio-visual satellite link.
Shareholders in each location will be able to see and hear the other location by way of large screens located on stage, and ask questions at designated question points. Shareholders in both The Hague and London will also be able simultaneously to vote on each of the resolutions, and on any other matter which may properly come before the meeting, using electronic handsets.
Details of the arrangements for the meeting locations in The Hague and London are given on pages 14 and 15.

Chairman’s Letter

April 8, 2006
I am pleased to send you the Notice of the first Annual General Meeting of Royal Dutch Shell plc since the successful unification of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. in July last year.
The AGM will be held on Tuesday, May 16, 2006. The principal meeting place for the AGM will be in The Hague, with an audio-visual link to a satellite meeting place in London. While the Directors will be located in The Hague, an audio-visual link will enable shareholders and their proxies attending the AGM at each venue to see and hear the business being conducted, ask questions and vote. The meeting will be conducted in English although there will be Dutch translation facilities available at each venue.
The business to be conducted at the AGM is mainly of a routine nature for a listed company and your Board recommends that you vote in favour of each of Resolutions 1 to 14. However, we have also received a shareholder resolution pursuant to Section 376 of the Companies Act 1985 and, for the reasons explained in the Explanatory Notes to the Notice, your Board recommends that you vote against Resolution 15.
I appreciate that some of the content of the Notice may seem unfamiliar to those of you who formerly held shares in Royal Dutch Petroleum Company. However, there are detailed Explanatory Notes on Pages 5-7 of the Notice, and I will give a detailed explanation of each resolution at the AGM.
You will find details of the arrangements for shareholders who wish to attend either The Hague or London venues towards the back of this document. Details of arrangements for The Hague are given on Page 14 and arrangements for the venue in London are given on Page 15.
As you will have read in the documentation sent to you at the time of unification, I will be stepping down as a Director and Chairman of the Company at the end of May. However, I am delighted that Jorma Ollila has agreed to join the Board as Chairman with effect from June 1, 2006. I am also pleased that Nick Land has agreed to join the Board. Both Jorma Ollila and Nick Land are being nominated for election at the AGM. I wish them and the Company every success.
Yours faithfully
Aad Jacobs
Chairman

Retail shareholders presentation
A presentation by Peter Voser, Chief Financial Officer, has been arranged for shareholders at 11.00 am (UK time) on Wednesday, May 17, 2006 — the day after the AGM — at Novotel London-West Hotel and Convention Centre, Hammersmith, London (the same venue as the AGM satellite meeting place). The presentation is not part of the AGM — it is a separate meeting and, whilst all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to meet and have the opportunity to ask questions of a member of the Board in person.

Notice of Meeting

Notice is hereby given that the Annual General Meeting of Royal Dutch Shell plc will be held at Circustheater, Circusstraat 4 in The Hague at 11.00 am (Dutch time) on May 16, 2006, with an audio-visual link to a satellite meeting place at Novotel London-West Hotel and Convention Centre, Hammersmith, London at 10.00 am (UK time) for the purposes of considering the following business:
To consider and, if thought fit, to pass the following Resolutions, with those numbered 1-11 and 14-15 being proposed as Ordinary Resolutions and those numbered 12 and 13 being proposed as Special Resolutions. Resolution 15 has been requisitioned by shareholders pursuant to section 376 of the Companies Act 1985:
Resolution 1
That the Company’s annual accounts for the financial year ended December 31, 2005, together with the Directors’ report and the Auditors’ report on those accounts, be received.
Resolution 2
That the Remuneration Report for the year ended December 31, 2005 set out in the Annual Report and Accounts 2005 and summarised in the Annual Review and Summary Financial Statements 2005 be approved.
Resolution 3
That Jorma Ollila be elected as a Director of the Company with effect from June 1, 2006.
Resolution 4
That Nick Land be elected as a Director of the Company with effect from July 1, 2006.
Resolution 5
That Lord Kerr of Kinlochard be re-elected as a Director of the Company.
Resolution 6
That Jeroen van der Veer be re-elected as a Director of the Company.
Resolution 7
That Rob Routs be re-elected as a Director of the Company.
Resolution 8
That Wim Kok be re-elected as a Director of the Company.
Resolution 9
That PricewaterhouseCoopers LLP be re-appointed as Auditors of the Company.
Resolution 10
That the Board be authorised to settle the remuneration of the Auditors for 2006.
Resolution 11
That the Board be and hereby is generally and unconditionally authorised in substitution for all other subsisting authorities, to the extent unused, to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of €155million, such authority to expire on August 15, 2007 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution (unless previously revoked or varied by the Company in general meeting), save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.
Resolution 12
That the Board be and hereby is empowered, pursuant to Section 95 of the Companies Act 1985, to allot equity securities (within the meaning of Section 94 of the said Act) for cash pursuant to the authority conferred by the previous resolution and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the said Act as if sub-section (1) of Section 89 of the said Act did not apply to any such allotment, provided that this power shall be limited to:
(A) the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares (excluding any shareholder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such ordinary shareholders on a fixed record date are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (as the case may be) (subject to such exclusions or other arrangements as the Board may deem necessary or expedient to deal with fractional entitlements or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever); and
(B) the allotment (otherwise than pursuant to sub-paragraph (A) above) of equity securities up to an aggregate nominal value of €23million, and shall expire on August 15, 2007 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Board may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.
Resolution 13
That the Company be authorised to make market purchases (as defined in Section 163 of the Companies Act 1985) of up to 667million ordinary shares of €0.07 each in the capital of the Company at prices of not less than €0.07 per share and not more than the higher of:
(A) five per cent above the average market value of those shares for the five business days before the purchase is made; and
(B) that stipulated by Article 5(1) of Commission Regulation (EC) No. 2273/2003,
such authority to expire on August 15, 2007 or, if earlier, at the conclusion of the next Annual General Meeting of the Company, but so that the Company may before such expiry, pursuant to the authority granted by this resolution, enter into a contract to purchase such shares which would or might be executed wholly or partly after such expiry. In executing this authority the Company may purchase shares using any currency, including pounds sterling, US dollars and euros.
Resolution 14
That, in accordance with Section 347C of the Companies Act 1985, the Company be authorised to make donations to European Union (“EU”) political organisations not exceeding £200,000 in total per annum, and to incur EU political expenditure not exceeding £200,000 in total per annum, during the four year period beginning with the date of the passing of this resolution and ending on May 15, 2010 or, if earlier, at the conclusion of the 2010 Annual General Meeting of the Company. In this resolution, the terms “donation”, “EU political organisation” and “EU political expenditure” have the meanings set out in Section 347A of the Companies Act 1985.
SHAREHOLDER RESOLUTION
On February 28, 2006 the Company received notice pursuant to Section 376 of the Companies Act 1985 of the intention to move the following resolution at the Company’s 2006 AGM. The resolution has been requisitioned by a group of shareholders and their statement in support of their proposed resolution is set out in the Explanatory Notes on Resolutions on Pages 8 and 9.
YOUR DIRECTORS CONSIDER THAT RESOLUTION 15 IS NOT IN THE BEST INTERESTS OF THE COMPANY AND ITS MEMBERS AS A WHOLE AND UNANIMOUSLY RECOMMEND
THAT YOU VOTE AGAINST RESOLUTION 15 FOR THE REASONS EXPLAINED ON PAGES 9 AND 10.

Resolution 15
At this the first Annual General Meeting of Royal Dutch Shell, the shareholders request that, in the interests of the good reputation of the Company, and the avoidance of costly delay to, or interruption of, production, and for the present and future peace, safety, environment and prosperity of local communities directly affected by the Company’s operations:
1.	The Directors undertake, in all the Company’s international exploration and development operations, to collaborate with local stakeholder communities in order to reach, before project works begin, a mutually acceptable Memorandum of Understanding based on an independently conducted and transparent Social and Environment Impact Assessment;

2.	The Directors undertake on the acquisition of companies (or assets and operations of other companies) to exercise due diligence in respect of risk, by subjecting social and environmental reports relating to business operations and activities to qualified independent assessment, and to revise the Company’s plans or adopt alternative methods of extraction and refinement in the light of such assessments;

3.	The Directors institute rigorous policies in risk assessment and community consultation particularly when proposing to use unproven techniques such as untested gas production and processing on peat and in proximity to occupied dwellings, or when operating in ice-congested waters;

4.	The Directors ensure, through proper oversight by the Board’s Social Responsibility Committee, that all policies, procedures and standards on environmental and social issues are rigorously enforced at all stages of project planning and operation;

5.	The Directors report to the shareholders by the 2007 AGM how the Company has implemented these measures.
For further information see Pages 8 and 9.
By Order of the Board
Michiel Brandjes
Company Secretary
Carel van Bylandtlaan 30
2596 HR The Hague
The Netherlands
April 8, 2006

Explanatory Notes on Resolutions

Note to Resolution 1 — Annual Report and Accounts
The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2005 together with the Directors’ report and the Auditors’ report on those accounts.
Note to Resolution 2 — Consideration and approval of the Remuneration Report
Resolution No. 2 is a Resolution seeking approval of the Directors’ Remuneration Report for the year ended December 31, 2005. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 1985. The Board considers that the policy and practice outlined in the Report are appropriate to the Company’s circumstances and that the Report should receive shareholder support.
Note to Resolution 3 — Election of Director
As announced on August 4, 2005, the Board have appointed Jorma Ollila as Director and Chairman of the Company, such appointment to take effect from June 1, 2006 when Aad Jacobs will retire from his office as Director and Chairman of the Company. This resolution seeks shareholder endorsement for the appointment. The Board believes the election of Jorma Ollila is in the best interests of the Company as he brings with him valuable experience and an excellent record of success.

Jorma Ollila
Born August 15, 1950 in Finland, Jorma Ollila joined Nokia as Vice-President of International Operations in 1985. Between 1992 and 1999 he was President and Chief Executive Officer of Nokia and from 1999 onward he has been Chairman of the Board of Nokia and Chief Executive Officer. Prior to joining Nokia, his initial career was in banking at Citibank in London and Helsinki. He also has extensive experience as a Non-executive Director, including currently as a Non-executive Director of Ford Motor Company. He will stand down as Chief Executive Officer of Nokia on June 1, 2006.
Note to Resolution 4 — Election of Director
As announced on March 9, 2006, the Board propose the election of Nick Land as a Director of the Company with effect from July 1, 2006. It is proposed that Mr Land will replace Sir Peter Burt, who will be retiring as a Director at the 2006 Annual General Meeting. The Board believes the election of Nick Land is in the best interests of the Company as his skills, experience and knowledge will enhance and maintain an effective Board.

Nick Land
Born 6 February 1948 in the UK, Nick Land is currently Chairman of Ernst & Young LLP. He has served in this role and as a member of the Global Executive Board of Ernst & Young Global LLP since 1995 from which positions he will stand down when he retires from the firm on June 30, 2006. He qualified as an accountant in 1970 and has been a partner since 1978. He is a member of the Advisory Board of the Judge Business School and the Finance and Audit Committees of the National Gallery.
Notes to Resolutions 5-8 — Retirement and re-election of Directors
The Directors seeking re-election at the 2006 AGM are Lord Kerr of Kinlochard, Jeroen van der Veer, Rob Routs and Wim Kok. Sir Peter Burt is retiring and not standing for re-election at the 2006 AGM.

Lord Kerr of Kinlochard
Born February 22, 1942, Lord Kerr is a British national and was appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a Non-executive Director of Shell Transport from 2002 to 2005. A member of the UK Diplomatic Service from 1966 to 2002 (and its Head from 1997 to 2002) and was successively UK Permanent Representative to the EU, British Ambassador to the USA, Foreign Office Permanent Under Secretary of State and Secretary-General of the European Convention. He is a Non-executive Director of Rio Tinto plc and Rio Tinto Limited and Scottish American Investment Company plc and Chairman of Court/Council of Imperial College. He is Trustee of the National Gallery and of the Rhodes Trust.

Jeroen van der Veer
Born October 27, 1947, Jeroen van der Veer is a Dutch national and was appointed Chief Executive of Royal Dutch Shell in October 2004. He was appointed President of Royal Dutch in 2000, having been a Managing Director of Royal Dutch since 1997 and was a Board member of Royal Dutch until the merger of the company on December 21, 2005. He was a Director of Shell Canada Limited from April 24, 2003 until April 29, 2005. He joined the Group in 1971 in refinery process design and has held a number of senior management positions around the world. He is a Non-executive Director of Unilever (which includes Unilever N.V., Unilever plc and Unilever Holdings Ltd).

Rob Routs
Born September 10, 1946, Rob Routs is a Dutch national and was appointed Executive Director of Royal Dutch Shell in October 2004. He was a Managing Director of Royal Dutch from 2003 to July 4, 2005. Joined the Group in 1971 and held various positions in the Netherlands, Canada and the USA. He was previously President and Chief Executive Officer of Shell Oil Products USA, President of Shell Oil Company and Country Chair for Shell in the USA and Chief Executive of Equilon. He is a member of the Board of Directors of Shell Canada Limited since April 29, 2005 and director of INSEAD.

Wim Kok
Born September 29, 1938, Wim Kok is a Dutch national and was appointed a Non-executive Director of Royal Dutch Shell in October 2004. He was a member of the Royal Dutch supervisory board from 2003 to July 4, 2005. He chaired the Confederation of Dutch trade unions (FNV) before becoming a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). He was appointed Minister of Finance in 1989 and Prime Minister in 1994, serving for two periods of government up to July 2002. He is a member of the supervisory boards of ING Groep N.V., KLM N.V. and TNT N.V.
Lord Kerr of Kinlochard and Mr Wim Kok have received performance evaluations and both were considered to be effective in the role and to be committed to making available the appropriate time for board meetings and other duties.
The Board recommends that you support the re-election of each of the retiring Directors standing for re-election at the 2006 AGM.
Notes to Resolutions 9 and 10 — Re-appointment of Auditors and determination of Auditors’ remuneration
The Company is required to appoint Auditors at each general meeting at which accounts are presented, to hold office until the end of the next such meeting. On October 27, 2005, the Company announced that, on the recommendation of the Audit Committee, the Company would engage PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) as its sole auditor, taking effect on November 7, 2005. The audit engagement of KPMG Audit plc ended on that date. Resolution No.9 proposes the re-appointment of PricewaterhouseCoopers as the Company’s auditors. Resolution No.10 seeks authority for the Board to determine their remuneration. Both Resolutions are being proposed as Ordinary Resolutions.
Note to Resolution 11 — Authority to allot shares
Under Section 80 of the Companies Act 1985, the Directors are, subject to certain exceptions, unable to allot relevant securities without the authority of the shareholders in a general meeting. Relevant securities as defined in that Act include the Company’s ordinary shares or securities convertible into the Company’s ordinary shares. Resolution No. 11 is proposed as an Ordinary Resolution to authorise the Directors to allot ordinary shares up to an aggregate nominal value of €155million, representing approximately one third of the share capital of the Company in issue at March 8, 2006. The Directors’ authority will be valid up to August 15, 2007, or, if earlier the date of the next Annual General Meeting. This authority complies with the guidelines issued by institutional investors. The Directors have no immediate plans to make use of this authority.
Note to Resolution 12 — Disapplication of pre-emption rights
Under Section 89 of the Companies Act 1985, when new shares are allotted or treasury shares are sold for cash, they must first be offered to existing shareholders pro rata to their holdings. This Special Resolution renews the authority of the Directors to allot shares of the Company and to sell treasury shares for cash as if the pre-emption rights of Section 89 did not apply. In accordance with institutional investor guidelines, the amount of equity securities to be issued for cash other than in connection with a rights issue (or other pre-emptive offer) is restricted to 5 per cent of the existing issued ordinary share capital of the Company. This Resolution authorises the Directors to (a) allot shares in connection with a rights issue or other pre-emptive offer; and (b) to otherwise allot ordinary shares for cash up to an aggregate nominal value of €23million without first being required to offer them to existing shareholders for the period ending on August 15, 2007 or, if earlier, the date of the next Annual General Meeting. The authority granted pursuant to limb (B) of the resolution represents approximately 5 per cent of the share capital in issue at March 8, 2006 and complies with guidelines issued by institutional investors. The Directors have no immediate plans to make use of this authority.
Note to Resolution 13 — Renewal of authority to make market purchases of Royal Dutch Shell plc ordinary shares
Resolution No. 13 is a Special Resolution and renews the Company’s authority to make market purchases of its ordinary shares. Your Board’s strategy is to operate a share buyback programme during the year as circumstances permit to enhance shareholder value. The Board envisages seeking annual renewal from shareholders of the authority to purchase the Company’s own shares. Under the current authority the Company may make market purchases of up to an aggregate of approximately 345 million ordinary shares at prices not less than €0.07 per share and not more than the higher of (a) 5 per cent above the average market value of those shares for the five business days preceding the purchase; and (b) that stipulated by Article 5(1) of Commission Regulation (EC) No. 2273/2003. Article 5(1) states that a company must not repurchase shares at a price higher than the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out.
The current authority will expire at the conclusion of this AGM and the Directors are seeking renewal until August 15, 2007 or the date of the next Annual General Meeting, if earlier. The maximum number of shares covered by the new authority is 667million ordinary shares — being approximately 10 per cent of the current issued ordinary share capital as of March 8, 2006 — and the price limits will be as described above for the current authority. Any shares purchased under the renewed authority will be cancelled and not re-issued. The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding.
The Company currently expects to return up to $5 billion to shareholders via the buyback of shares for cancellation in 2006. The Directors confirm that they will exercise the on-going buyback authority only when, in the light of prevailing market conditions, they consider that such purchases would increase prospective earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their shareholding in the Company.
Note to Resolution 14 — Authority for certain donations and expenditure
This Ordinary Resolution seeks authority from shareholders to enable the Company to make donations up to an aggregate of £200,000 per annum and incur political expenditure up to an aggregate of £200,000 per annum in the European Union (“EU”), which it would otherwise be prohibited from making or incurring because of the Political Parties, Elections and Referendums Act 2000 in the UK. The Directors are seeking authority for the full period of four years as permitted by the Act.
The Company has no intention of changing its current practice of not making political donations or incurring political expenditure and will not do so without the specific endorsement of shareholders. However, the said Act defines EU Political Organisations widely to include, amongst other things, organisations which carry on activities which are capable of being reasonably regarded as intended to affect public support for a political party in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that EU Political Organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the Company’s interest to support.
YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR RESOLUTIONS 1 TO 14.

Note to Resolution 15 — Shareholder Resolution
RESOLUTION 15 HAS BEEN REQUISITIONED BY A GROUP OF SHAREHOLDERS. YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE AGAINST RESOLUTION 15 FOR THE REASONS GIVEN OVERLEAF.
The following is a statement in support of the resolution submitted by the requisitionists.

The Ecumenical Council for Corporate Responsibility (ECCR) proposes this resolution because of significant concerns relating to the loss of production, environmental costs and reputational risk faced by our Company.
ECCR has actively engaged with Shell since 1994, initially in relation to issues in the Niger Delta. Seeing no change, in 1997, along with the Pensions and Investments Research Consultants (PIRC), we sponsored a resolution on environment, human rights and local communities. In 2001 an ECCR delegation visited Nigeria to check on progress and we have continued to raise questions with the Company.
Our involvement with the Corrib gas field development, off County Mayo, Ireland, began in 2002 when we were contacted by concerned residents. We provided an international observer to the Irish National Planning Board hearings in that year, which rejected the Company’s application. We raised questions with the Company then and subsequently. However, the day after the 2005 Shell AGM five local Mayo residents were imprisoned for denying the Company access to their land, leading to national public demonstrations against Shell.
We believe the issues faced by the Company largely stem from:
•	failing to carry out effective and complete environmental and social impact assessments of new developments or modifications to existing facilities, in contravention of its own guidelines;
•	failing to develop and abide by memoranda of understanding with local communities.
Experience in the three different areas outlined below indicates the importance of supporting this resolution.
(1) Corrib, Ireland
The first application for developing the Corrib Gas project was made by Enterprise Energy Ireland in 2000. This involved a sub-sea tieback to a gas processing plant 9 km inland. The consequences of this highly unusual development concept included the need to run a production pipeline through a populated area and through unstable Atlantic bog terrain.

When Shell took over Enterprise Oil in 2002 it adopted, without change, this production concept. This was despite significant local opposition, which centred on the routing of the high-pressure production pipeline 70 metres from people’s homes. Residents instead proposed that the gas be processed offshore before being piped past their homes. Although Shell claims engagement with local communities, it has consistently rejected this proposal, usually on cost grounds.
The cost of an offshore platform is approx. 300 million Euros. The value of the Corrib Gas field is at least 8 billion Euros. The gas was meant to be ashore in the summer of 2003, but Shell’s conflicts with local residents have put paid to any immediate prospect of this happening. The return on Shell’s investments will be delayed until a mutually acceptable Memorandum of Understanding is reached. The only way that the field can be developed is with local consent.
(2) Bayelsa State, Niger Delta
Shell Petroleum Development Company (SPDC) Nigeria has met resistance in the Niger Delta in large part as a result of poor stakeholder engagement, lack of transparency, and perceived environmental and human rights abuse.
SPDC understands the critical necessity of effective project management if it is to sustain its Gbarain-Ubie Integrated Oil and Gas Project (IOGP) operations in Bayelsa State and profit-making in the long term. SPDC’s practice thus far in the preparatory stages of the IOGP is hindering the success of the project.
However, the IOGP presents an opportunity to resolve past issues and lay the foundation for sustainable mutual benefits to SPDC and the 92 communities in the project area. As the highest investment ever to be made in the region, it could represent a new era of positive stakeholder engagement, community development and standards-based operations. With such improved relationships, the Company is more likely to gain community support for this and other activities, as well as the favour of shareholders and NGOs.
SPDC needs to engage effectively with the stakeholders -especially the impacted communities - so as to ensure that the process delivers environmental, social and financial benefits.
(3) Sakhalin, Russia
Shell’s Sakhalin II project has the potential to threaten the future of a Russian island the size of England, and the communities and species which rely on the natural resources there. There is concern that Shell’s activities have already resulted in the 100 remaining critically endangered Western Gray Whales being exposed to excessive noise levels. The whales’ only feeding habitat will be threatened by the risk of oil spills in sea-ice conditions, which Shell has no recognised technique for cleaning up.
Local communities meanwhile are fearful that the fishing industry which supports one third of the island’s economy will be destroyed. Dredging activity in Aniva Bay has resulted in reduced fish catches and lost business for local fishing companies. Inland, Shell’s inability to apply environmental measures to river crossings has seen salmon spawning areas ruined.
The root of these problems can be traced back to Shell’s original environmental and social impact assessments. Shell made its decisions on project design before gaining essential information on biodiversity and local people. The ineffective project management has compounded problems and seen costs double to US$20 billion. As a result, the project is far from meeting international expectations or standards.
Sources: for background documents please see www.eccr.org.uk
DIRECTORS’ RESPONSE — YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE AGAINST RESOLUTION 15 FOR THE REASONS SET OUT BELOW.
Your Directors welcome the opportunity to reiterate Shell companies’ longstanding commitment to proper safety, environmental and social standards. Your Directors believe that the points called for in the resolution are adequately addressed through existing Company practices and policies:
1.	Shell companies undertake extensive Environment, Social and Health Impact Assessments, and publish these as part of stakeholder engagement with communities and other local stakeholders. That said, it is the primary role of governments to set standards in these areas, and Shell is committed to comply with all relevant local standards. The proposed requirement for additional local agreements does not recognise the problems of identifying who actually represents the community where there are conflicting demands within and between communities.
2.	Extensive due diligence, including social and environmental considerations, is part of the acquisition process, and the findings are taken into account in future operations.
3.	Shell companies do not use technology without rigorous risk and safety assessments.
4.	The Board’s Social Responsibility Committee provides oversight and reviews the policies and conduct of Royal Dutch Shell with respect to the Shell General Business Principles, the Group’s health, safety and environment policy and other relevant Group policies and standards. The SRC’s recently-revised terms of reference are available from the Company Secretary or via www.shell.com/investor.
5.	The annual Shell reports give shareholders and other stakeholders a comprehensive review of your company’s economic, environmental and social performance and its efforts to address the main sustainability concerns of its operations. The AGMs of your company provide full opportunities for shareholders to question your Directors on any issue that they wish to raise.
Shell companies are always prepared to engage with and listen to their stakeholders and will take action as appropriate. Shell standards, and the specifics of their implementation in a number of Shell projects, have been discussed in meetings with ECCR, most recently in December 2005. Nevertheless, the ECCR statement in many places does not reflect the facts of the projects it mentions.
(1) Corrib, Ireland
•	The Corrib project will enable Ireland — which imports over 80% of its gas — to replace imports with indigenous supplies (Corrib can supply 60% of Ireland’s needs). It will create over 500 direct jobs during construction, and around 50 permanently.

•	Corrib has been through an exhaustive public consultation and regulatory process. The final project design — to internationally recognised safety standards — was fully endorsed by the authorities. The Government-commissioned Independent Safety Review (ISR) draft report states that: ‘Proper consideration was given to safety issues in the selection process for the preferred design option and the locations of the landfall, pipeline route and terminal’. The draft report found that levels of risk to individuals living near the pipeline are within recognised international limits. Shell has committed to comply with the recommendations of the ISR.

•	Shell regrets that five people were imprisoned for contempt of court and recognises the very negative impact this has had on the local community. Shell acknowledges that it must work in more effective partnership with the local community to recover the situation and to ensure wide acceptance of the way forward for Corrib. It believes that the Government-led mediation process, together with the ISR, will enable that partnership to move forward.

(2) Bayelsa State, Niger Delta
•	While there is always room to improve, Shell has operated as well as any international company in this difficult environment. Challenges include extreme poverty, disagreements over allocation of oil revenues among various authorities and the presence of armed criminal gangs.

•	The Gbaran-Ubie Oil and Gas Integrated Project, which will gather associated gas currently being flared from 12 producing fields and also develop 15 new fields, is an essential component of the Shell Petroleum Development Company’s (SPDC’s) “flares down” strategy. The environmental, social and health impact assessment (ESHIA) involved an extensive and structured stakeholder engagement.

•	During the engagement, several community consultations were held in each of the over 75 Communities. Two public panel review hearings were held on 17 and 18 May 2004 in Rivers and Bayelsa States respectively, and the Federal Ministry of Environment subsequently approved the assessment and the associated Environmental Management Plan in May 2005. The Ministry requested some additional data, which are being gathered.

•	Derived from the extensive stakeholder engagement, a Sustainable Community Development plan has been developed and discussed with the communities and the Bayelsa State Government. This has led to the preparation of a joint Memorandum of Understanding (MOU) with the 17 communities where the processing facility and wells will be sited. Negotiations are ongoing with the remaining 75 communities along the pipeline route. Entrepreneurship and skills development, investments in educational and other infrastructure, provision of scholarships and implementation of health programmes are being included in the various MOUs. They will be funded by over $30 million of the project budget, and a Project Advisory Committee, comprising community leaders (including women and youth representatives) and delegates from the State and Federal Government will monitor their implementation.
(3) Sakhalin, Russia
•	Sakhalin II is one of the largest integrated oil and gas projects in the world. It is already benefiting both the Russian Federation and Sakhalin Island, with new jobs, new skills and technology complementing the direct benefits to the island from $400 million of infrastructure upgrades, including roads, ports, railways, hospitals and airports, and a $100 million community development fund for Sakhalin Island.
•	There has been no discernable effect on the Western Gray Whales from Sakhalin Energy’s existing Piltun platform, which has been producing oil since 1999. The company’s decision last year to reroute an offshore pipeline underlines its efforts to mitigate adverse impacts on the whales, and was applauded by scientists and NGOs. Sakhalin Energy is now establishing a long-term independent whale Advisory Panel.

•	Sakhalin Energy is assessing the best technologies and procedures available to finalise an oil-spill response plan before commencing year-round production in late 2007.

•	Sakhalin Energy’s pipeline river-crossing procedures and mitigation methods have been significantly improved — including enhanced contractor supervision and independent observers —with the aim of minimizing disruption to major salmon runs and spawning grounds. The results are published on the company’s website, www.sakhalinenergy.com. Less than 1% of the salmon spawning areas may be directly affected; any impact will be localized, with full recovery within two years

•	Dredging in Aniva Bay involved 0.02% of the bay’s area, and the impact on marine life is minimal, localised and short-term. Official statistics indicate that over three times as many fish were caught in 2005 on the public beach next to the LNG site as in 2003, the year before construction started. Overall, 2005 was a bumper year for salmon on Sakhalin Island and in Aniva Bay.

•	The Sakhalin project remains a competitive source of oil and gas for Asian-Pacific markets, including the west coast of North America. With hindsight, the initial cost and schedule targets did not reflect the uncertainties of developing such a huge project in a frontier oil and gas province in such challenging conditions, the inflation in supply costs and scope changes. Nevertheless, the project is being built to high international standards, including a comprehensive and integrated assessment programme that addressed social and health issues in addition to environmental issues, a first for Russian field development.
The new structure of Royal Dutch Shell plc; the enhanced and strengthened Shell General Business Principles issued in August 2005; and your Board’s Social Responsibility Committee, with strengthened terms of reference and increased focus, further support your company’s ability to deliver projects to the highest standards.

Shareholder Notes

ROYAL DUTCH SHELL — TYPES OF HOLDING
There are several ways in which Royal Dutch Shell ordinary shares or an interest in these shares can be held. These include:
•	directly as registered shares in uncertificated form or in certificated form in a shareholder’s own name;
•	through the Royal Dutch Shell Corporate Nominee;
•	indirectly through Euroclear Nederland (via Banks or Brokers); or
•	as a direct or indirect holder of either an A or a B ADR with the Depositary (Bank of New York).
See the relevant section below for information regarding attendance at the meeting and the appointment of proxies.
Registered shares in own name
1.	Registered holders of ordinary shares, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM.

2.	For the purpose of determining who is entitled to attend or vote at the AGM, a person must be entered on the register of members not later than 7.00 pm (Dutch time), 6.00 pm (UK time) on Sunday May 14, 2006. A shareholder’s voting entitlement will depend on the number of shares held by him or her at that time.

3.	A member entitled to attend, speak and vote may appoint a proxy to attend, speak and vote instead of him or her on a poll or on a show of hands; a proxy need not also be a member.

If a shareholder does not specify how he or she wants his or her proxy to vote on any of the resolutions to be considered at the AGM, such proxy may vote or abstain as he or she sees fit on that resolution. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM.

If two or more shareholders jointly hold ordinary shares in the Company, each shareholder may attend, speak and vote at the AGM or appoint a proxy. However, if more than one joint holder votes or appoints a proxy, the only vote which will count is the vote or appointment of the joint holder whose name is listed first on the register of members.
4.	A pre-paid form of proxy is enclosed for use by registered holders of ordinary shares. No envelope is necessary, but if shareholders prefer, they may enclose the form in an envelope (no stamp required if posted in the U.K.) and address it to Lloyds TSB Registrars, FREEPOST (SEA 7148), The Causeway, Worthing, West Sussex, BN99 6BA. (Shareholders who are not resident in the UK are requested to use an envelope, affix the appropriate postage stamp and send it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom).

5.	Forms of proxy must reach the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA not less than 48 hours before the time for holding the AGM. Forms of proxy may also be submitted electronically as explained below.

6.	Shareholders who have completed a form of proxy may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM.
Royal Dutch Shell Nominee Service
7.	Persons holding their ordinary shares via the Royal Dutch Shell Nominee Service may attend, speak and vote on a poll or a show of hands as a proxy of Lloyds TSB Registrars Corporate Nominee Limited, or instruct it to vote on their behalf.

8.	Holders under the Royal Dutch Shell Nominee Service will receive a pre-paid voting instruction form with this Notice and, if they wish the Corporate Nominee to vote their shares on their behalf, the voting instruction form must reach Lloyds TSB Registrars not later than 48 hours before the time for holding the meeting. No envelope is necessary, but if it is preferred, they may enclose the form(s) in an envelope (no stamp required if posted in the U.K.) and address it to Lloyds TSB Registrars, FREEPOST (SEA 7148), The Causeway, Worthing, West Sussex, BN99 6BA. (Persons who are not resident in the UK are requested to use an envelope, affix the appropriate postage stamp and send it to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom.) Voting instruction forms may also be submitted electronically as explained below.

9.	If no instructions are received from a person holding shares through the Royal Dutch Shell Nominee Service, the Corporate Nominee will not excercise the votes attached to the shares.

10.	Holders under the Royal Dutch Shell Nominee Service who have completed a voting instruction card may still attend the AGM, but are requested to bring their Admittance Card with them.
Euroclear Nederland (via Banks or Brokers)
11.	Interests in Royal Dutch Shell ordinary shares can be held in an account with an account holder or intermediary (a bank or broker) through Euroclear Nederland B.V. (“Euroclear”). These shares are included in the Company’s register of members in the name of Euroclear. Investors holding their shares in an account with a bank or broker via Euroclear who wish to attend, or have a proxy appointed to attend and to vote instead of them, should contact their bank or broker as soon as possible. Such shareholders will not receive an Admittance Card and, if they wish to attend the meeting, may be asked to identify themselves with a valid passport, identity card, or a drivers licence.
ADR Holders
12.	Holders of American Depositary Receipts wishing to attend, or have a proxy appointed to attend and vote instead of them, should contact their bank or broker or the Depositary (The Bank of New York — Telephone +1 212 815 3700).
VOTING
13.	All resolutions will be subject to a poll. Holders of A ordinary shares and B ordinary shares have equal voting rights.
ELECTRONIC PROXY APPOINTMENT
14.	Registered shareholders who would prefer to register a proxy appointment with the Registrar via the Internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Holders under the Royal Dutch Shell Nominee Service may register their voting instructions for the AGM via the same website.

Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following:
(a)	This method of registering proxies is an alternative to the traditional hard-copy appointment of proxies which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged.

(b)	This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the meeting in person and vote on behalf of the shareholder.

(c)	No special software is required in addition to Internet access.

(d)	To register on the website www.sharevote.co.uk it will be necessary to quote the reference numbers which are set out directly below the shareholder’s name on the enclosed form of proxy. These numbers are unique to the particular holding and the 2006 AGM and contain special security aspects to prevent fraudulent replication.

(e)	An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than www.sharevote.co.uk and will not be accepted if found to contain a virus.

(f)	If you have already submitted a form of proxy or voting instruction form, in either hard-copy or electronic form, you may change your appointment or voting instructions by submitting a new form in either hard-copy or electronic form to be received by the Registrar not later than 11.00 am (Dutch time), 10.00 am (UK time) on Sunday, May 14, 2006. If two valid forms of proxy or voting instruction forms are received from the same shareholder before the relevant closing time, the one last received will be counted. The final time for receipt of proxies is 11.00 am (Dutch time), 10.00 am (UK time) on Sunday May 14, 2006.

(g)	In the interests of security, the reference numbers will not be re-issued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Reference Number, Card ID and Account Number before dispatching the form.

It is also possible under statutory regulations for the Notice of Meeting and Annual Report and Accounts to be made available electronically to shareholders who register a preference for electronic instead of postal communication. Shareholders who wish to register for this facility may do so by accessing the website www.shareview.co.uk

CREST ELECTRONIC PROXY APPOINTMENT
15.	CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed (a) voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Lloyds TSB Registrar (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Lloyds TSB Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers, should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed (a) voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
DOCUMENTS AVAILABLE FOR INSPECTION
16.	The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays, Sundays and public holidays excluded), will also be available for inspection at each of the AGM venues from 10.45 am (Dutch time), 9.45 am (UK time) on the day of the AGM until the conclusion of the AGM:
(i)	a copy of each Director’s contract of service;
(ii)	the register of interests of the Directors (and their families) in the share capital of the Company;
(iii)	the terms and conditions of appointment of the Non-executive Directors; and
(iv)	the Memorandum and Articles of Association.

Attendance
The Hague, The Netherlands

Venue
Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands.
Time
Meeting starts at 11.00 am (Dutch time). Registration is open from 9.30 am (Dutch time).
How to ask a question
There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.
Voting
Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.
Refreshments
Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.
How to get there
The Circustheater is located approximately 2 minutes away from the nearest tramstop (Kurhaus) — Tram 9 from the Hague Holland Spoor Station and the Hague Central Station.
Car Parking
Car parks are located at Nieuwe Parklaan and Scheveningen Bad, Zwolsestraat (a return coach shuttle service is available from Scheveningen Bad, Zwolsestraat to the Circustheater).
Shareholders with special needs
There will be an induction loop system for persons with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.
Security
In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.

Attendance
London, United Kingdom

Venue
Novotel London-West Hotel and Convention Centre, 1 Shortlands, Hammersmith, London, W6 8DR, United Kingdom.
Time
Meeting starts at 10.00 am (UK time). Registration is open from 8.30 am (UK time).
How to ask a question
There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.
Voting
Shareholders in both The Hague and London will be able to vote simultaneously, using the electronic handsets provided, on each of the resolutions and any other matter which may properly come before the meeting.
Refreshments
Tea and coffee will be served before the AGM and a light lunch will be served after the AGM.
How to get there
London Novotel-West is located approximately 3 minutes away from Hammersmith Underground station which is served by the District, Piccadilly and Hammersmith & City Lines.
Car Parking
There are three NCP car parks within easy reach which can accommodate approximately 1,500 vehicles (as shown on the map below).
Shareholders with special needs
There will be an induction loop system for persons with hearing difficulties and a sign language interpreter will also be available during the meeting. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.
Security
In the interests of security, electrical equipment and cameras will not be permitted in the AGM. A routine bag search will be undertaken for those persons wishing to take bags into the AGM.

Translation

This document is available on www.shell.com in English and Dutch. If you wish to receive a hard copy in Dutch, please contact the following:
Royal Dutch Shell plc
c/o Bankside
Tel: +44 (0)1635 232700
Email: bbs@shellbankside.co.uk
Dit document is verkrijgbaar op www.shell.com in de Nederlandse en Engelse taal. Indien u een papieren exemplaar in de Engelse taal wenst te ontvangen wordt u vriendelijk verzocht contact op te nemen met:
Royal Dutch Shell plc
c/o Bankside
Tel: +44 (0)1635 232700
Email: bbs@shellbankside.co.uk

Annual Report and Accounts and Annual Review

The Company’s full Annual Report and Accounts 2005, the Annual Review and Summary Financial Statements 2005 and 2006 Notice of Meeting are available on www.shell.com. These documents can be seen in English and Dutch. If you would like a hard copy of any of these documents, please contact the following:
Royal Dutch Shell plc
c/o Bankside
Tel: +44 (0)1635 232700
Email: bbs@shellbankside.co.uk

Registered in England number 4366849 Registered office: Shell Centre London SE1 7NA Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands